FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007
Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: June 25, 2007	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCES SIGNIFICANT INCREASE TO RESERVES AT
PEÑASQUITO AND INITIAL RESOURCE ESTIMATE AT ÉLÉONORE

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia – June 25, 2007 – Goldcorp Inc. (GG:NYSE; G:TSX) today announced updated reserve and resource estimates for two of the Company’s key projects—Peñasquito in Zacatecas, Mexico and Éléonore in Québec, Canada. The Company today also released drilling results subsequent to the calculation of reserves and resources at Peñasquito and Éléonore and updated development progress at both properties as well as the Los Filos mine in Guerrero State, Mexico.

HIGHLIGHTS

Peñasquito

·	Proven and probable gold reserves increased 31% to 13.0 million ounces. Proven and probable silver reserves increased 50% to 864 million ounces.

·	Measured and indicated gold resources, inclusive of proven and probable reserves, increased 39% to 17.8 million ounces. Measured and indicated silver resources increased 55% to 1.3 billion ounces.

·	Proven and probable lead and zinc reserves both increased 60%.

Éléonore

·	First NI 43-101 compliant resource calculated on Roberto Zone.

·	Initial indicated gold resource of 1,834,900 ounces at an average grade of 7.4 grams per tonne. Initial inferred gold resource of 929,100 ounces at an average grade of 7.1 grams per tonne.

·	High grade drill results outside resource point to significant expansion potential.

Los Filos

·	First gold pour completed on June 15th .

·	On track for commercial production during the fourth quarter of 2007.

“These early results from our 2007 exploration program serve to underscore the importance of our organic growth strategy,” said Kevin McArthur, President and Chief Executive Officer.  “In addition to growing Peñasquito’s proven and probable gold reserves by 30%, we have discovered a high grade manto/skarn zone at depth which validates our exploration model and could develop into an eventual underground mine.

“At Éléonore, we are very pleased with the initial mineral resource calculation of 1.8 million indicated and 0.9  million inferred gold ounces. This represents a limited area of drill density adequate to meet NI 43-101  reporting requirements. The deposit remains open at depth and along strike, and recent drilling has identified as many as three additional mineralized zones to the north and south of the Roberto Zone featuring very strong gold grades.  In view of these results and our knowledge of these types of gold systems, the mine design work at Éléonore is expected to be sized for five million ounces.”

Peñasquito Grows Again, Upside Remains

Proven and probable gold reserves increased 31% to 13.0 million ounces and proven and probable silver reserves increased 50% to 864 million ounces. To calculate updated reserves, the Company incorporated new drilling data into a revised geologic model, followed by reserves modeling.  The calculation is based on new assay data from 240 drill holes (including condemnation drill holes) subsequent to the previous reserve update in June, 2006. The complete database of drill hole results at Peñasquito as well as complete reserve and resource tables and supporting data can be found on the Company’s website at www.goldcorp.com.  Open pit limits were determined using a floating cone optimization routine, with cost parameters and metals recovery rates updated since the prior reserve announcement in June, 2006.

Table 1

Peñasquito Proven & Probable Reserves Summary Data1, 2, 3
June 25, 2007

Separate tables for both proven reserves and probable reserves appear at the end of this news release.

	Prior Update	New Update
	June 2006	June 2007	% Change
Ore tonnes (millions)
Oxide (heap leach)	87.1	110.4	27%
Sulfide (flotation)	476.9	807.1	69%
Total ore tonnes (millions)	564.0	917.5	63%

Oxide ore grade
Gold (grams per tonne)	0.28	0.18	-35%
Silver (grams per tonne)	23.8	18.1	-24%

Sulfide ore grade
Gold (grams per tonne)	0.60	0.48	-21%
Silver (grams per tonne)	33.2	30.8	-8%
Lead (%)	0.35	0.33	-7%
Zinc (%)	0.76	0.72	-5%

Contained Metals
Gold (troy ounces - millions)	10.0	13.0	31%
Silver (troy ounces - millions)	575	864	50%
Lead (tonnes - millions)	1.77	2.67	60%
Zinc (tonnes - millions)	3.62	5.81	60%

Stripping Ratio
(tonnes waste:oxide ore plus sulfide ore)	2.76	2.77	0%

1 Cut-off grades for Peñasquito reserves are as follows: $4.55 NSR for Breccia and Intrusive; $5.18 NSR for Sediments; $1.30 NSR for South Oxides and $1.18 for North
Oxides using reserves metals prices as referred to in Note 2 below.
2 Metals prices utilized in the pit design were: $525 per ounce gold, $10.00 per ounce silver, $0.40 per pound lead and 0.80  per pound zinc.
3 The Mineral Resources and Mineral Reserves for Peñasquito have been estimated under Canadian Institute of Mining, Metallurgy, & Petroleum Standards (CIM Standards) in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) These resource and reserve estimates have been prepared under the supervision of Robert Bryson, Vice President, Engineering for Goldcorp Inc., a Qualified Person as defined under NI 43-101.  Mr. Bryson has reviewed and approved the contents of this news release.

Table 2
Peñasquito Mineral Resources Summary Data1, 2, 3
 June 25, 2007

	Prior Update	Update
	June 2006	June 2007	% Change
Measured Resource
(inclusive of proven and probable reserves)

Tonnes (millions)	466.6	576.0	23%
Contained Metals
Gold (troy ounces - millions)	7.0	9.0	28%
Silver (troy ounces - millions)	462	568	23%
Lead (tonnes - millions)	1.3	1.8	38%
Zinc (tonnes - millions)	2.9	4.0	38%

Indicated Resource
(inclusive of proven and probable reserves)

Tonnes (millions)	405.9	1,020.0	151%
Contained Metals
Gold (troy ounces - millions)	5.8	8.8	53%
Silver (troy ounces - millions)	360	709	97%
Lead (tonnes - millions)	1.1	2.2	100%
Zinc (tonnes - millions)	2.4	5.4	125%
Inferred Resource

Tonnes (millions)	2,577.0	1,220.0	-53%
Contained Metals
Gold (troy ounces - millions)	14.3	8.9	-38%
Silver (troy ounces - millions)	882	508	-42%
Lead (tonnes - millions)	2.4	0.90	-63%
Zinc (tonnes - millions)	7.1	5.9	-17%

1 Reported at cut-off grades of $4.55 NSR for Breccia and Intrusive; $5.18 NSR for Sediments; $1.30 NSR for South Oxides and $1.18 for
North Oxides using resource metals prices as referred to in Note 2 below.
2 $650 Au; $13.00 Ag; $0.50 Pb; $1.00 Zn
3 Mineral resources are not mineral reserves and do not have demonstrated economic viability.

These updated reserves and resources provide the basis for further optimization subsequent to the 2006 feasibility plan of two 50,000 tonne per day circuits, or 100,000 tonnes per day. Goldcorp is analyzing an increase of mill capacity to 65,000 tonnes per day in the first circuit and 65,000 tonnes per day in the second circuit, for a total of 130,000 tonnes per day. A revised capital schedule and economic review including these proposed capacity enhancements is expected to be available prior to year-end.

Construction progress at Peñasquito remains on schedule for initial heap leaching of oxide ore during 2008 and start-up of the first milling and flotation circuit by late 2009. The initial mining fleet is on-site and currently being erected. Excavation and preparation of the base for the primary crusher foundation has been completed and concrete has been poured.  Completion of the Pabellon-Salaverna road and installation of the 400 kVA power line are expected later this summer. Preparations for a water well field in nearby Cedros basin are proceeding. Two wells have now been completed, indicating excellent permeability zones.

Mineral exploration also continues at Peñasquito, with nine core rigs currently on the property. Recent intercepts from assays of two drill holes adjacent to the Peñasco breccia body have encountered high grade skarn/manto mineralization, which are summarized in the table below:

Table 3
Drillhole Results from Manto-Skarn Zone

HOLE-ID	FROM	TO	Au g/t	Ag g/t	Pb%	Zn%	Interval	Est. True
							(m)	Width (m)
GP-479-07	1,006	1,016	0.73	457.5	0.94	8.9	10	9.0
GP-479-07	1,026	1,032	0.08	106.9	0.34	19.3	6	5.4
GP-501-07	902	924	5.4	191.7	6.1	8.8	22	19.8
GP-501-07	1050	1062	1.0	355	4.1	14.0	12	10.8

A drilling campaign is underway to further test the extent of this new high grade zone and to define a resource which may be mineable by underground methods concurrent to open pit operations.  Both exploration and condemnation drilling will continue for the balance of the year, with an emphasis on further infill and extensional drilling of the Peñasco, Chile Colorado, Brecha Azul, and El Sotol zones. A regional exploration program with one core drill rig will be initiated during the third quarter to test targets at concession areas such as Nochebuena, Saltillito and Los Lobos.

Éléonore: Goldcorp’s Next Canadian Gold Mine

Éléonore gold resources include 1,834,900 ounces of indicated resources and 929,100 ounces of inferred resources, using a cut-off grade of 3.5 grams of gold per tonne.

The mineral resource statement is presented in the following table:

Table 4
Mineral Resource Statement* for the Éléonore Gold Deposit
April 4, 2007

Resource Category	Tonnage	Grade	Contained Ounces
	(tonne)	(g/t Au)

Indicated	7,709,500	7.40	1,834,900
Inferred	4,059,000	7.12	929,100

* Reported at a cut-off of 3.5 gpt gold, all figures rounded to reflect the relative accuracy of the mineral resource estimate. The preparation of the initial resource estimate for the Éléonore project was a joint effort between Goldcorp personnel, G.N. Lustik Consulting Ltd. and SRK Consulting Canada Inc. (“SRK”). The mineral resources were estimated by SRK using a geostatistical block modeling approach. Capped gold grades were interpolated into a block modelconstrained by wireframes by ordinary kriging with estimation parameters determined by variography. Mineral resources were classified using variography ranges and geology by Yan Bourassa, P.Geo of SRK, a qualified person as defined under NI 43-101 in accordance with CIM Standards. Mr. Bourassa has reviewed and approved the contents of this news release relating to mineral resources at Éléonore. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The deposit has proven to be very consistent in mineralization and continuous within the ore shoots determined to-date. The average mineable width of all zones is 4.7 meters and the arithmetic mean of the intercept grades amounts to 8.4 grams of gold per tonne (5.7 meters width and 11.0 g/t for the main Roberto Zone)

Only drill holes that were finalized by April 4, 2007 were used in the resource estimation, a total of 511 drill holes for some 178,500 meters. Since then, 81 drill holes amounting to 27,800 meters have been completed, of which 45 holes totalling 10,300 meters are now finalized. Highlights of these intercepts are included in the table below. The complete database of drillhole results at Éléonore and supporting data can be found on the Company’s website at www.goldcorp.com.

Table 5
Éléonore Post-Resource Drilling Highlights

HOLE-ID	FROM	TO	Au g/t	Interval	Est. True
				(m)	Width (m)

ELE-07-392	619.35	625.43	36.50	6.08	5.21
ELE-07-396	47.00	50.00	41.56	3.00	2.57
ELE-07-402	332.80	344.10	14.61	11.30	9.37
ELE-07-403	705.40	711.00	16.00	5.60	4.90
ELE-07-405	369.53	381.67	13.23	12.14	10.82
ELE-07-428	146.25	147.00	73.10	0.75	0.64
ELE-07-428	722.00	723.00	494.00	1.00	0.93
ELE-07-431	225.00	228.00	144.57	3.00	2.67
ELE-07-434	199.00	201.00	481.12	2.00	1.78

These results indicate better than expected gold mineralization associated with quartz veining has been intersected at the north extension of the deposit (see holes ELE-07-428, ELE-07-429 and ELE-07-434 in Table 1). This style of mineralization is being followed up with current drilling and is expected to increase the project resource base in the future.

Other exploration is focusing on defining gold mineralization at a vertical depth between 700 and 1000 meters and testing the northern and southern extensions of the deposit. Additional testing of open pit targets and targets identified by property scale mapping will continue into the fall.

Significant progress has been made on project development at Éléonore, including completion of engineering work on an access road and airstrip. Additional data will support analysis of depth and breadth of deposit mineralization in order to properly scope shaft dimension, mill size and equipment selection.  Pre-feasibility work has been initiated and will continue for the remainder of 2007 and a feasibility study is expected to be completed by 2008. Production is expected by late 2010.

Geotechnical drilling in the outcrop area and condemnation drilling of key infrastructure sites is also continuing. The access road and airstrip permit, which includes a full Environmental & Social Impact Assessment, has been submitted to regulatory authorities for approval.

Los Filos: The Newest Goldcorp Mine

The Los Filos team was pleased to announce successful testing of gold processing and recovery circuits, leading to an initial pour on June 15th consisting of 380 ounces of gold and 80 ounces of silver. Run of mine ore continues to be stacked on the heap leach pad and processing of this ore is ongoing on a continuous basis.  Final installation of conveyors at the crushing and agglomeration plant has been finished, and system commissioning is underway.

In-fill drilling continues at Los Filos in an effort to convert resources into reserves. Regional exploration is advancing with geophysical and geochemistry studies to identify new drilling targets. Exploration at the nearby Nukay underground project continued throughout the first half of 2007 and drilling indicates that economic mineralization remains open at depth.  Future exploration drilling will seek to identify an extension of the gold skarn deposit both laterally and at depth.

“We are quite excited by the drilling results we are seeing at Los Filos. In addition to adding high quality reserves and resources, Goldcorp’s core competency is permitting, financing and building mines in the Americas,” continued McArthur. “Éléonore, Peñasquito and Los Filos, comprise three important elements of the best growth profile in the industry.”

Goldcorp is the world’s lowest-cost and fastest growing gold producer with operations throughout the Americas. The Company does not hedge its gold production.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:
Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001

--TABLE FOLLOWS--

Table 6
Peñasquito Proven & Probable Reserves Summary Data1, 2, 3
June 25, 2007

	Prior Update	New Update
	June 2006	June 2007	% Change
Proven Reserves
Ore tonnes (millions)

Oxide (heap leach)	68.2	42.1	-38%
Sulfide (flotation)	267.9	426.9	59%
Total ore tonnes (millions)	336.1	469.0	40%

Oxide ore grade
Gold (grams per tonne)	0.27	0.21	-23%
Silver (grams per tonne)	24.2	20.9	-14%

Sulfide ore grade
Gold (grams per tonne)	0.60	0.57	-5%
Silver (grams per tonne)	35.4	34.0	-4%
Lead (%)	0.38	0.36	-5%
Zinc (%)	0.81	0.78	-4%

Contained Metals
Gold (troy ounces - millions)	5.8	8.2	41%
Silver (troy ounces - millions)	358	495	38%
Lead (tonnes - millions)	1.03	1.56	52%
Zinc (tonnes - millions)	2.16	3.34	55%

Probable Reserves
Ore tonnes (millions)
Oxide (heap leach)	18.8	68.3	263%
Sulfide (flotation)	209.0	380.2	82%
Total ore tonnes (millions)	277.8	448.6	97%

Oxide ore grade
Gold (grams per tonne)	0.33	0.17	-50%
Silver (grams per tonne)	22.4	16.4	-27%

Sulfide ore grade
Gold (grams per tonne)	0.60	0.37	-38%
Silver (grams per tonne)	30.2	27.2	-10%
Lead (%)	0.31	0.29	-5%
Zinc (%)	0.70	0.65	-7%

Contained Metals
Gold (troy ounces - millions)	4.2	4.9	17%
Silver (troy ounces - millions)	216	368	70%
Lead (tonnes - millions)	0.64	1.11	72%
Zinc (tonnes - millions)	1.46	2.47	69%

1 Cut-off grades for Peñasquito reserves are as follows: $4.55 NSR for Breccia and Intrusive; $5.18 NSR for Sediments; $1.30 NSR for South Oxides and $1.18 for North Oxides using reserves metals prices as referred to in Note 2 below.
2 Metals prices utilized in the pit design were: $525 per ounce gold, $10.00 per ounce silver, $0.40 per pound lead and 0.80  per pound zinc.
3  The Mineral Resources and Mineral Reserves for Peñasquito have been estimated under Canadian Institute of Mining, Metallurgy, & Petroleum Standards (CIM Standards) in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) These resource and reserve estimates have been prepared under the supervision of Robert Bryson, Vice President, Engineering for Goldcorp Inc., a Qualified Person as defined under NI 43-101.  Mr. Bryson has reviewed and approved the contents of this news release.

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